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                           January 22, 2021

       David Cutler
       Chief Executive Officer
       Canning Street Corp
       PO Box 140271
       Lakewood, Colorado, 80214

                                                        Re: Canning Street Corp
                                                            Form 10-12G filed
December 29, 2020
                                                            File No. 000-56235

       Dear Mr. Cutler :

                                                        We have reviewed your
filing and have the following comment.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to our comment, we may have additional comments.

       Form 10-12G filed December 29, 2020

       Report of Independent Registered Public Accounting Firm, page F-3

   1. We note your disclosure on page 30 that your independent auditor was appointed on
                                                        December 30, 2020.
However, we note that the audit report is signed by your independent auditor on December 28,
2020. Please clarify and/or revise this apparent discrepancy.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Cutler
Canning Street Corp
January 22, 2021
Page 2

       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameDavid Cutler                            Sincerely,
Comapany NameCanning Street Corp
                                                          Division of
Corporation Finance
January 22, 2021 Page 2                                   Office of Real Estate
& Construction
FirstName LastName